MANSON CREEK RESOURCES LTD.
Unaudited Interim Financial Statements
June 30, 2008

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2008 nor the unaudited interim statements of net and comprehensive loss and deficit and cash flows for the three and nine month periods ended June 30, 2008 and June 30, 2007.

Manson Creek Resources Ltd.
Interim Balance Sheets

		June 30, 2008 (Unaudited)		September 30, 2007
Assets				
Current				
Cash and cash equivalents Note 3	**$**	**440,357**	$	653,021
Accounts receivable		**22,962**		48,743
Due from related parties Note 10		**12,420**		1,634
Prepaid expenses		**23,440**		16,082
		499,179		719,480
Other assets Note 4		**35,382**		22,382
Mineral properties and equipment Note 5		**2,333,660**		1,879,666
	$	**2,868,221**	$	2,621,528
Liabilities				
Current				
Accounts payable and accrued liabilities	**$**	**158,771**	$	33,080
Due to related parties Note 10		**7,669**		16,830
Asset retirement obligation Note 6		**14,424**		14,424
		180,864		64,334
Shareholders' Equity				
Capital Stock Note 7		**9,255,478**		9,146,456
Warrants Note 7		**454,067**		433,902
Contributed Surplus Note 7		**599,698**		500,863
Deficit		**(7,621,886)**		(7,524,027)
		2,687,357		2,557,194
	$	**2,868,221**	$	2,621,528

Nature and continuance of operations Note 1
Commitments Note 11

Approved by the Board

"R. Chemish" Director

"J.P. Jutras" Director

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Interim Statements of Net and Comprehensive Loss and Deficit
(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
Expenses				
General and administrative Note 8	**$ 57,205**	$ 63,265	**$ 232,767**	$ 171,535
Professional fees	**1,965**	5,047	**9,802**	7,958
Reporting to shareholders	**649**	442	**30,522**	25,905
Stock exchange and transfer agent fees	**3,291**	3,961	**8,753**	9,288
Amortization of capital assets	**334**	1,067	**1,003**	2,260
	(63,444)	(73,782)	**(282,847)**	(216,946)
Other Income (Expense)				
Interest and other	**3,556**	8,639	**15,123**	25,867
Write-down of mineral properties Note 5	**(420)**	(1,168)	**(2,135)**	(81,902)
Loss before income taxes	**(60,308)**	(66,311)	**(269,859)**	(272,981)
Future income tax recovery Note 7(b)	**-**	-	**172,000**	210,000
Net and Comprehensive Loss	**(60,308)**	(66,311)	**(97,859)**	(62,981)
Deficit, beginning of period	**(7,561,578)**	(7,371,077)	**(7,524,027)**	(7,374,407)
Deficit, end of period	**$(7,621,886)**	$ (7,437,388)	**$(7,621,886)**	$(7,437,388)
Net and Comprehensive Loss per share:				
Basic and diluted	**$0.00**	$0.00	**$0.00**	$0.00
Weighted average number of shares outstanding:				
Basic and diluted	**40,711,077**	34,824,610	**40,285,116**	32,316,822

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Interim Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
Increase (decrease) in cash and cash equivalents				
Operating activities				
Interest and other income received	**$ 3,556**	$ 8,637	**$ 15,123**	$ 25,867
Cash operating expenses	**(95,461)**	(84,510)	**(278,269)**	(226,004)
	(91,905)	(75,873)	**(263,146)**	(200,137)
Financing activities				
Private placement proceeds	**300,000**	-	**300,000**	755,000
Share issue costs	**(8,853)**	-	**(8,853)**	(53,189)
Warrants exercised	-	16,191	-	16,191
Options exercised	-	34,650	-	34,650
Yukon mineral exploration grant	-	-	-	7,938
	291,147	50,841	**291,147**	760,590
Investing activities				
Mineral property additions	**(174,181)**	(504,501)	**(225,665)**	(611,765)
Domain name purchase	-	-	**(15,000)**	-
	(174,181)	(504,501)	**(240,665)**	(611,765)
Increase (decrease) in cash and cash equivalents	**25,061**	(529,533)	**(212,664)**	(51,312)
Cash and cash equivalents,				
Beginning of period	**415,296**	1,122,333	**653,021**	644,112
End of period	**$ 440,357**	$ 592,800	**$ 440,357**	$592,800

Supplementary Information:
Interest and taxes
The Company expended $11,664 on Part XII.6 tax during the nine months ended June 30, 2008. This amount is included in cash operating expenses above. Apart from this tax, there were no expenditures on interest or taxes during the three and nine month periods ended June 30, 2008. The Company did not expend cash on interest or taxes during the three and nine months ended June 30, 2007.

Non-cash transactions
Nine months ended June 30, 2008
The Company issued 425,000 of its common shares, valued at $53,875, pursuant to option agreements to acquire interests in the Molygarchy, Meridian, Gillman, CR and Black Lake mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

The Company granted stock options to officers and directors and recorded a non-cash charge for stock-based compensation expense of $55,000 that is included in general and administrative expenses. (Note 8)

Nine months ended June 30, 2007
The Company issued 325,000 of its common shares, valued at $39,250, pursuant to option agreements to acquire interests in the Cuprum, Meridian, Gillman, CR and Black Lake mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing during the current year. The Company will periodically have to raise additional funds to continue operations and, while it has successfully issued equity to finance operations and exploration in the past, there can be no assurance it will be able to do so in the future. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

These interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2007 except for the adoption of the accounting policies described in note 2 below. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Newly adopted and future accounting policies

Newly adopted
Effective October 1, 2007, the Company adopted the following accounting standards on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future
Section 1400, General Standards of Financial Statement Presentation, has been amended and will be effective for the Company's fiscal 2009 first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

3. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter-parties are financial institutions. At June 30, 2008, these instruments were yielding an interest rate of 2.95% per annum.

Restricted Cash

Included in cash and cash equivalents at June 30, 2008 are unexpended proceeds from flow-through share issuances in the amount of $106,000 that are restricted for use on qualifying exploration expenditures. The Company is committed to incur these costs by December 31, 2009.

4. Other assets

Other assets	June 30, 2008	Sept. 30, 2007
Long-term prepaid expense	$ 3,382	$ 3,382
Domain name	15,000	-
Mineral exploration deposits	17,000	19,000
	$ 35,382	$ 22,382

The Company acquired the domain name "gold.ca" from a company related by virtue of one common officer. The terms of the transaction were agreed to by the non-related officers of the respective companies. The acquisition was measured at the exchange amount which is the amount of consideration established and agreed to by the related parties. The domain name is an intangible asset with an indefinite life, consequently it will not be amortized, but will be subject to an annual assessment to determine if there has been an impairment in value. Impairment in value will result in a write-down of the asset and a charge against earnings.

5. Mineral properties and equipment

The following schedules summarize mineral property transactions during the nine months ended June 30, 2008 and June 20, 2007:

2008		Yukon		Sask.		British Columbia		
Exploration expenditures:	**Total**	**Cuprum**	**Moly-garchy**	**Black Lake**	**Other**	**Gillman**	**Meridian**	**CR**
Balance September 30, 2007	**$1,663,781**	**$50,690**	**$ -**	**$887,380**	**$ -**	**$33,893**	**$66,616**	**$625,202**
Geological consulting	69,887	748	3,115	11,814	312	6,296	44,353	3,249
Geochemical analysis	24,616	-	95	20,209	1,403	-	2,909	-
Geophysical	49,671	3,118	43,913	880	-	-	880	880
Field costs	5,577	309	390	82	-	502	4,130	164
Equipment rental	7,748	-	-	-	-	-	7,748	-
Drilling and drilling preparation	126,622	-	-	1,382	-	-	125,240	-
Travel and accommodation	27,378	-	-	-	-	214	27,164	-
Air support	21,114	4,081	-	-	-	-	17,033	-
Write-down of mineral properties	(1,715)	-	-	-	(1,715)	-	-	-
Balance June 30, 2008	**1,994,679**	**58,946**	**47,513**	**921,747**	-	**40,905**	**296,073**	**629,495**
Property acquisition costs:								
Balance September 30, 2007	**210,865**	**41,468**	-	**18,400**	-	**20,369**	**29,565**	**101,063**
Costs incurred	124,519	-	11,592	20,125	420	21,552	33,667	37,163
Write-down of mineral properties	(420)	-	-	-	(420)	-	-	-
Balance June 30, 2008	**334,964**	**41,468**	**11,592**	**38,525**	**-**	**41,921**	**63,232**	**138,226**
Total mineral properties June 30, 2008	**$2,329,643**	**$100,414**	**$59,105**	**$960,272**	**$ -**	**$82,826**	**$359,305**	**$767,721**
Equipment	25,084							
Accumulated amortization	(21,067)							
Total mineral properties and equipment June 30, 2008	**$2,333,660**							

Subsequent to period-end, management of the Company conducted a field visit to the Cuprum property to correlate the results of the geophysical survey, and determined that the potential of the property was not sufficient to continue to pursue exploration on it. Consequently in the subsequent period, the property carrying costs of approximately $100,000 will be written-off.

5. Mineral properties and equipment (continued)

2007		Yukon	Saskat-chewan	British Columbia				
Exploration expenditures:	Total	**Cuprum**	**Black Lake**	**Gillman**	**Meridian**	**Palomino**	**CR**	**Other**
Balance September 30, 2006	$ 551,208	$ 56,045	$ -	$ 30,265	$ 61,942	$ 46,814	$356,014	$ 128
Geological consulting	90,172	1,371	48,829	2,798	3,491	3,742	29,466	475
Geochemical analysis	21,394	-	2,463	223	326	2,029	15,899	454
Geophysical	5,385	-	5,385	-	-	-	-	-
Field costs	24,537	365	9,842	-	19	2,716	11,454	141
Drilling and drilling preparation	226,832	-	13,433	-	-	13,908	199,491	-
Drilling deposit	40,000	-	40,000	-	-	-	-	-
Air support	90,784	-	86,875	-	-	-	3,909	-
Travel and accommodation	25,125	596	13,685	482	585	850	8,355	572
Mineral exploration grant	(7,938)	(7,938)	-	-	-	-	-	-
Mineral property write-offs	(71,829)	-	-	-	-	(70,059)	-	(1,770)
Balance June 30, 2007	**995,670**	**50,439**	**220,512**	**33,768**	**66,363**	-	**624,588**	-
Property acquisition costs:								
Balance September 30, 2006	115,312	16,281	-	10,000	11,315	9,653	68,063	-
Costs incurred	102,566	22,996	18,400	9,290	18,250	-	33,000	630
Mineral property write-offs	(10,073)	-	-	-	-	(9,653)	-	(420)
Balance June 30, 2007	**207,805**	**39,277**	**18,400**	**19,290**	**29,565**	-	**101,063**	**210**
Total mineral properties June 30, 2007	**$1,203,475**	**$ 89,716**	**$ 238,912**	**$ 53,058**	**$ 95,928**	**$ -**	**$725,651**	**$ 210**
Equipment	25,084							
Accumulated amortization	(18,856)							
Total mineral properties and equipment June 30, 2007	**$1,209,703**							

6. Asset retirement obligation

	June 30 2008	September 30 2007
Balance, beginning of year	**$ 14,424**	$ 15,000
Reclamation work performed during the period	-	(576)
Balance, end of period	**$ 14,424**	$ 14,424

The asset retirement obligation at the respective period-ends estimates the cost for removal of empty fuel drums and miscellaneous items from the Company's camp in the Yukon and for trench reclamation at its CR property in British Columbia. Management has determined that it will include the remaining clean-up in its fiscal 2008 exploration plans. Management has estimated that discounted clean-up obligations for subsequent future periods are not significant. The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

7. Capital Stock, Warrants and Contributed Surplus

a) Authorized

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

7. Capital Stock, Warrants and Contributed Surplus (continued)

b) Issued

	Number of Shares	Share Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2007	39,886,141	$9,146,456	$ 500,863	9,788,234	$433,902
Stock-based compensation Note 8	-	-	55,000	-	-
Expiry of warrants	-	-	43,835	(2,435,294)	(43,835)
Issued pursuant to property acquisitions	425,000	53,875	-	-	-
Private placement of flow-through shares	1,153,845	150,000	-	-	-
Private placement of non-flow-through units	1,500,000	86,000	-	1,507,500	64,000
Share issue costs	-	(8,853)	-	-	-
Tax effect of flow-through shares	-	(172,000)	-	-	-
Balance June 30, 2008	42,964,986	$9,255,478	$ 599,698	8,860,440	$454,067

During the nine months ended June 30, 2008 the Company completed a non-brokered private placement consisting of 1,153,845 flow-through shares at $0.13 per share and 1,500,000 non-flow-through units at a price of $0.10 per unit. Each unit was comprised of one common share and one warrant that entitles the holder to acquire one common share at $0.15 per share to June 12, 2010. The warrants issued pursuant to the private placement were valued at $64,000 utilizing the Black Scholes Option Pricing Model assuming volatility of 97%, a risk-free interest rate of 3.4%, a two year warrant life and a 0% dividend rate. Further, 7,500 brokers' warrants were issued pursuant to the private placement that may be exercised to acquire 7,500 common shares at a price of $0.13 per share to June 12, 2010.

During the nine months ended June 30, 2008, the Company issued 75,000 shares pursuant to each of the Gillman, British Columbia and Black Lake, Saskatchewan mineral property option agreements, 50,000 shares pursuant to the Molygarchy, Yukon mineral property acquisition, 100,000 shares pursuant to the Meridian, British Columbia mineral property acquisition and 125,000 shares pursuant to the CR mineral property agreement. The acquisition costs were valued using the market price of the Company's shares on the issue date.

During the nine months ended June 30, 2008, the Company renounced, in aggregate, $593,000, (nine months ended June 30, 2007 - $655,000), of flow-through share tax benefits that pertained to previous fiscal years' flow-through financings. The tax effect of $172,000, (2007 - $210,000), has been recorded as a reduction of capital stock. The deferred taxes that resulted from this transaction were completely offset through the utilization of previously unrecognized tax benefits. This resulted in a future income tax recovery in the nine months ended June 30, 2008 and June 30, 2007.

c) Outstanding options

The following summarizes options outstanding at June 30, 2008 that may be exercised to purchase the number of common shares indicated.

Expiry Date	Number of Shares	Price
December 20, 2012	1,025,000	$0.10
April 26, 2011	100,000	$0.14
May 12, 2010	675,000	$0.16
	1,800,000	

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average trading price per share for the last five trading days before the grant date. All of the above options vested immediately upon granting.

7. Capital Stock, Warrants and Contributed Surplus (continued)

d) Option transactions

	Number of options	Weighted-average exercise price
As at September 30, 2007	775,000	$ 0.16
Granted	1,025,000	$ 0.10
As at June 30, 2008	1,800,000	$ 0.12

e) Warrants

Warrants outstanding at June 30, 2008 are summarized below:

Description	Number of Warrants	Exercise Price	Expiry
Warrants	2,600,000	$0.13	December 28, 2008
Series A warrants	926,470	$0.23	July 31, 2008
Series B warrants	926,470	$0.40	July 31, 2009
Series C warrants	2,900,000	$0.35 year one $0.50 year two	July 31, 2009
Warrants	1,500,000	$0.15	June 12, 2010
Brokers' warrants	7,500	$0.13	June 12, 2010
	8,860,440		

Each warrant can be exercised to acquire one common share at the price indicated in the table above. During the nine months ended June 30, 2008 2,435,294 flow-through warrants, exercisable at $0.20 per share, expired without exercise.

During the nine months ended June 30, 2008, warrants were issued pursuant to the private placement of units that allow the purchase of 1,500,000 common shares at $0.15 per share to June 12, 2010. Further, brokers' warrants were issued to allow the purchase of 7,500 common shares at $0.13 per share to June 12, 2010.

Subsequent to period end the 926,470 series A warrants expired without exercise leaving a balance of 7,933,970 warrants outstanding.

8. Stock-based compensation

Included in general and administrative expenses for the nine months ended June 30, 2008 is stock based compensation in the amount of $55,000. The fair value of the compensation was determined using the Black Scholes option-pricing model assuming 99% volatility, 3.9% risk-free interest rate and an expected option life of 2 years for the 1,025,000 options granted at an exercise price of $0.10 per share.

9. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

	Carrying value	
Category	**June 30, 2008**	**Sept. 30, 2007**
Held for trading (Cash and Cash Equivalents)	$ 440,357	$ 653,021
Loans and receivables (Accounts receivable & due from related parties)	$ 35,382	$ 50,377
Other financial liabilities (Accounts payable and accrued liabilities & due to related parties)	$ 166,440	$ 49,910

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

10. Related party transactions

A company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2008 was $15,000, (2007 - $26,000). Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the nine months ended June 30, 2008 was $109,000, (2007 - $119,000). Related party payables at June 30, 2008 and September 30, 2007 related to unpaid consultants' billings and general and administrative and secretarial billings.

The Company sublet office space to companies related by virtue of certain common officers and directors. Further, the Company incurred certain administrative costs on behalf of these related parties and billed them for their share of such costs. The aggregate base rent, operating and administrative costs charged to the related companies was $106,000 during the nine months ended June 30, 2008, (2007 - $76,000). Due from related parties at June 30, 2008 pertains to these administrative charges.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Directors and officers of the Company subscribed for a total of 50,000 common units and 884,999 flow-through shares that were issued pursuant to the fiscal 2008 private placement described in note 7 b).

Refer also to note 4.

11. Commitments

Rent

The Company rents office space pursuant to a lease agreement that extends to December 31, 2011. The Company's remaining base lease commitments by fiscal year are as follows:

2008	$23,400	2010	$93,500	2012	$23,400
2009	$93,500	2011	$93,500		

Two companies related by virtue of common officers and/or directors are, in aggregate, committed to pay 69% of the above-noted rent pursuant to sublease agreements.

Mineral Property Acquisitions

Pursuant to mineral property acquisition agreements, the Company is committed to make payments in cash and shares of its common stock. Should the Company decide to terminate the option agreements at any time, it is not liable for future cash and share issuances. Assuming that the Company does not terminate any of the agreements in place at June 30, 2008, the Company is committed to the following cash and share issuance payments as at June 30, 2008:

Fiscal Year payment is due	Cash Commitment	Share Issuance Commitment
2009	$ 100,000	850,000
2010	$ 100,000	800,000
2011	$ 30,000	150,000
	$ 230,000	1,800,000

The Company is further committed to incur a minimum of $300,000 in exploration costs on the Molygarchy project prior to November 30, 2009.

Other

The Company is committed to pay $7,125 in each of September, 2008, December, 2008 and March, 2009 in connection with a contract for investor relations services.

12. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. As indicated in note 3, as at June 30, 2008, the Company is required to incur $106,000 of qualifying exploration expenditures by December 31, 2009. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures.

13. Seasonality or Cyclicality

The Company incurs substantially all of its mineral property exploration expenditures during the months of March through October.

14. Earnings (Loss) per share

The dilutive effect of stock options and warrants was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding in-the-money stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company's common shares for the period. The earnings per share calculations for the periods disclosed were anti-dilutive due to the fact that losses were incurred in these periods. As a result no adjustments were required to basic weighted average shares outstanding or to the loss amount. Refer to note 7 (c) and (e) for a summary of options and warrants that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the periods disclosed in these financial statements because their effect was anti-dilutive.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2008

The information included in this document should be read in conjunction with the unaudited financial statements for the nine months ended June 30, 2008 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is August 27, 2008. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Manson Creek Resources Ltd., (the Company), trading as MCK on the TSX.V, is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is a less meaningful indicator of its performance or potential.

2) Nine months ended June 30, 2008 Highlights

a) Completed a $300,000 non-brokered private placement financing
b) Completed a 1,141 meter drilling program on the Meridian, British Columbia gold/silver project intersecting shear zones and associated quartz veins along strike and to depth of the historical workings
c) Entered into an acquisition agreement to acquire, over a two year period, a 100% interest in the Molygarchy property, a prospective molybdenum property 40 kilometers northeast of Whitehorse, Yukon
d) Completed a geological and geophysical program on the Molygarchy property delineating a magnetic low anomaly in excess of 1,500 meters coincident with mineralization observed to date at surface
e) Announced drilling results from the two-phase drilling program on the Black Lake, Saskatchewan prospective uranium property, including intervals of 0.179% U_3O_8 over 2.51 meters and 0.118% U_3O_8 over 1.97 meters in the Charlebois Lake Zone and 0.010% U_3O_8 over 1.5 meters, 0.012% U_3O_8 over 0.85 meters and 0.012% U_3O_8 over 0.71 meters in the A Zone

3) Mineral Properties

Yukon

a) Molygarchy

During the nine months ended June 30, 2008, the Company entered into an acquisition agreement to acquire a 100% interest in this prospective molybdenum property. The Company paid $5,000 and issued 50,000 of its common shares upon regulatory approval of the transaction. It is further obligated to pay $40,000 in cash and issue 400,000 of its common shares over two years ending November 30, 2009 as well as being obligated to expend a minimum of $300,000 on the project over two years in order to acquire the 100% interest subject to a 2.5% net smelter royalty that is retained by the vendor. The Company may purchase, at its election, a 1.5% net smelter royalty from the vendor for $1,500,000.

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive. Sampling conducted by a previous explorer included 72 rock samples with the highest reported assay being 0.440% molybdenum, (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo. The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden-covered area. The main showing has mineralization exposed for over 50 meters. Ground magnetic surveys conducted over the mineralized trend have defined an open-ended magnetic low in association with the mineralization.

Management completed a geophysical and geological program, with a budget of $90,000, on the property during June/July, 2008. The program delineated a magnetic low anomaly in excess of 1,500 meters coincident with mineralization observed to date at surface. The expanded magnetic anomaly extends along strike to the northwest of the previously known mineralization. A detailed soil sampling program also covered the anomaly to evaluate the potential of the expanded zone. Regional and focused geological mapping and sampling was completed in the course of the program, with twenty-nine rock samples collected from new and existing mineralized outcrop and float. Management is currently completing a detailed interpretation of the geological and geophysical data that will be integrated with the soil sample results when they are available.

b) Cuprum

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11 kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

In order to acquire the property the Company must make staged payments aggregating $75,000, (paid $25,000 to date), and issue 450,000, (issued 100,000 to date), of the Company's common shares over a five year period. Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5%, (three quarters of the vendor's interest), could be purchased at the discretion of the Company for $1,500,000. The Company received an extension for the option payment due in October, 2007 of $15,000 and 100,000 shares so that it has time to assess possible exploration options. The extension will result in this payment being due in October, 2008 along with the original October, 2008 amount due.

In July, 2006 a geophysical survey provided magnetic survey data outlining a weak to moderately magnetic causative body that is over 1,000 meters in length in an overburden-covered area. This magnetic feature, the "Wishbone Anomaly,' is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The west limb of the Wishbone Anomaly is located along strike, and south of the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters.

3) Mineral Properties (continued)

Yukon

Cuprum (continued)

The geophysical survey did not cover the entire anomaly to the south where it is thought the limbs converge. The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values of 44 to 201 parts per million copper, 204 to 1,275 parts per million zinc, 10 to 331 parts per million lead, and 0.2 to 1.2 parts per million silver. The Company staked an additional 160 hectares adjacent to the Cuprum claims to fully encompass the anomaly. The Company undertook a Mag survey during May/June 2008, at a total cost of approximately $5,000, to determine if the anomaly related to the mineralized skarn demonstrates sufficient size potential for the project to be worthy of further exploration. A field visit was undertaken in early August, 2008 allowing management to assess the results of the field visit and its correlation to the geophysical data. As a result of the field visit, management determined that the Company's resources would be better expended on the remainder of its property portfolio and consequently determined that the claims would be returned to the vendor in September, 2008. The carrying costs of the property of approximately $100,000 will be written-off in the fourth quarter of 2008 and the Company will no longer be committed to make further option payments in cash or shares.

British Columbia

a) CR

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Omineca Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $72,500 to date), and issue 575,000 common shares, (issued 425,000 to date), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which, (two thirds of the vendor's interest), may be purchased by the Company for $1,000,000.

The property consists of 2 recorded claims totaling approximately 1,300 hectares, as one of the peripheral tenures was allowed to lapse in 2006. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry Zone, and the North Porphyry-Breccia Zone. The surface exploration program in fiscal 2004 confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South Porphyry Zone, expanded targets at the North Porphyry Zone, and identified a new high priority exploration target.

The 2005 drilling program tested historical intercepts to attempt to extend known mineralization. The work completed to the end of fiscal 2005; mapping, trenching and diamond drilling, outlined a mineralized porphyry system that is 975 meters in strike length by 100 to 180 meters in width.

The 2006 IP geophysical survey identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meters long, (100 – 180 meter wide), mineralized porphyry that is open along strike and depth.

The Company completed 1,988 meters of diamond drilling in May, 2007 as a follow up to the 2005 diamond drilling and the 2006 IP geophysical survey. The drilling program, had an early stage budget of $264,000, and actual costs aggregated $260,000. The seven-hole drill program further defined near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex including 41 meters of 0.036% molybdenum and 0.334% copper.

The Company is examining various options for advancing the CR property including finding an interested joint venture partner.

3) Mineral Properties (continued)

b) Meridian

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Meridian property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $87,500, (paid $37,500 to date), and issuing 475,000, (issued 200,000 to date), of the Company's common shares.

A number of samples were taken during a due diligence visit, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings. Mine dump samples ranged from 0.53 to 90.6 grams per tonne gold and 0.20 to 563 grams per tonne silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 grams per tonne gold and 24.7 grams per tonne silver over a length of 10 meters. Excessive rainfall in the prior year limited access to the property during 2007. A 1,141 meter drill program budgeted at $265,000 was completed in early July, 2008. Actual costs to June 30, 2008 for this program aggregated $223,000. The program tested a number of prospective zones proximal to the workings of the historical Eva Mine. All of the drill holes intersected shear zones and the associated quartz veins along strike and to depth of the historical workings. These workings exploited areas of regional shearing hosting gold and silver bearing mesothermal quartz veins. Management is awaiting sample results.

c) Gillman

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $95,000, (paid $25,000 to date), and issuing 475,000, of the Company's common shares, (issued 100,000 to date).

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favorable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

The Company completed a prospecting program in May, 2006 resulting in the discovery of the "Allison" silver/lead/zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Prospecting and geological mapping, focusing on the Gillman and Silver dollar mineral occurrence areas, was completed in July, 2006 in conjunction with the drill road construction on the nearby Meridian claim group. A program of additional geological mapping and sampling on the Gillman/Silver Dollar property was completed in August, 2006. The Company has identified five distinct precious and base metal zones to date. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. Assay results from the August sampling indicated gold in the range of 0.08 to 25.2 grams per tonne and silver in the range of 1.9 grams per tonne to 1,265 grams per tonne.

Exploration on the property was temporarily postponed due to limited road access as a result of significant precipitation in the area and due to a greater focus on the CR and Black Lake properties during the 2007 exploration season. In late July, 2008 the Company commenced an exploration program, with a budget of $40,000, consisting of geological mapping, prospecting and sampling to extend and outline mineralized zones identified to date. Five discrete areas of developed gossans were found to occur along strike of the known mineralized occurrences on the claim block. The Company acquired three new claims subsequent to period-end to incorporate several of the new zones as well as additional prospective geology along the mineralized Camborne fault zone.

3) Mineral Properties (continued)

Saskatchewan

Black Lake

During the year ended September 30, 2007, the Company entered into an acquisition agreement to acquire 100% of 7 mineral claims, subject to a 1.5% net smelter interest, by making staged payments over three years aggregating $20,000, (paid $20,000 to date), and issuing 400,000, of the Company's common shares, (issued 150,000 to date). The Company has the option to purchase two thirds of the vendor's net smelter interest, (a 1.0% interest), for $1,500,000.

The claims, comprising approximately 5,484 hectares, are approximately 30 kilometers east of Stony Rapids in northern Saskatchewan. The claims host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

The Company completed a two phase exploration program on the property. The first phase of exploration involved examining two significant target zones; the A Zone and Charlebois Lake. The A Zone, located near Black Lake, is a 200 meter by 250 meter zone containing significant volumes of radioactive pegmatite. Five grab samples collected from the outcropping pegmatites returned values ranging from 0.108% to 0.589% U_3O_8. The pegmatites within the A Zone locally contained abundant molybdenum with assay values ranging from 0.077% to 0.302%. The Charlebois Lake Zone encompasses a radiometric anomaly with a strike length in excess of two kilometers. Thirty-seven grab or continuous chip samples, collected from areas of discontinuous outcrop during the May, 2007 sampling program, returned values from 0.001% to 0.090% U_3O_8. The assay results from the first phase supported the Company's exploration concept of a bulk tonnage deposit model.

The second phase, helicopter-supported diamond drill program commenced July 17, 2007. The drill program was designed to test the two significant anomalous areas; the A zone and the Charlebois Lake Zone. Three drill holes, aggregating 716.54 meters, tested the A Zone. Drilling of two holes, aggregating 782.03 meters, was completed on the Charlebois Lake Zone by the end of August, 2007.

In December, 2007, the Company announced the assay results for the diamond drill program. The drilling successfully intersected significant volumes of pegmatite-hosted uranium mineralization along the multi-kilometer radiometric anomaly at Charlebois Lake. Intervals of 0.179% U_3O_8 over 2.51 meters and 0.118% U_3O_8 over 1.97 meters were drilled 480 meters apart along the strike of the Charlebois Lake Zone. Each of these intervals was hosted within broader, moderately mineralized, areas of 0.080% U_3O_8 over 6.52 meters and 0.040% U_3O_8 over 11.86 meters respectively. The preliminary results of the drilling continue to support the Company's belief that the region has the potential to host a "Rossing" style uranium deposit. (The Rossing uranium deposit is a bedrock-hosted, bulk-tonnage style model located in Namibia. The mine at Rossing has been in production over 30 years at grades of 0.2% to 0.3% U_3O_8).

The three drill holes that tested the A Zone also intersected significant volumes of mineralized granite/pegmatite. Significant intercepts included 0.010% U_3O_8 over 1.5 meters, 0.012% U_3O_8 over 0.85 meters, and 0.012% U_3O_8 over 0.71 meters. It is likely that near-surface oxidative weathering processes were responsible for leaching uranium from primary igneous minerals and re-concentrating it in secondary uranium minerals such as the uranophane observed during geological mapping. The Company is currently investigating possible joint venture or option opportunities for this property.

4) Operating Results

Nine months ended June 30, 2008 compared to nine months ended June 30, 2007:

A summarized statement of operations appears below to assist in the discussion that follows:

Nine months ended June 30	**2008**	**2007**	**Variance (negative) positive**
Interest and other	**$ 15,123**	$ 25,867	$ (10,744)
General and administrative	**(232,767)**	(171,535)	(61,232)
Reporting to shareholders	**(30,522)**	(25,905)	(4,617)
Other	**(19,558)**	(19,506)	(52)
Write-down of mineral property	**(2,135)**	(81,902)	79,767
Future income tax recovery	**172,000**	210,000	(38,000)
Net and comprehensive loss	**$ (97,859)**	$ (62,981)	$ (34,878)

The decrease in interest income is a function of both decreasing average cash balances and a decrease in interest rates. The comparative period write-off of mineral property pertained to the Palomino, B.C. property as management determined that drill results were not sufficient to warrant continuing exploration and incurring further acquisition costs in the future. The current period write-off pertained to costs incurred to investigate mineral properties that were not acquired. Future income tax recoveries pertained to the tax effect of flow-through share renunciations. The tax effect was recognized in the period in which the tax benefits were renounced to the shareholders. Since the Company had unrecognized tax benefits, a tax recovery was recorded to offset the future tax liability that would have been recorded in conjunction with the reduction in capital stock.

General and administrative costs increased approximately $61,000 over the comparative period. The following summarizes the major expense categories comprising general and administrative expenses for the respective periods:

Nine months ended June 30	**2008**	**2007**
Administrative consulting fees	$ 64,300	$ 59,673
Stock-based compensation	55,000	-
Travel and promotion	24,569	33,111
Occupancy costs	42,300	29,012
Office, secretarial and supplies	14,589	27,630
Insurance	15,704	8,023
Investor relations	11,310	9,200
Miscellaneous	4,995	4,886
Total	$ 232,767	$ 171,535

The most significant contributor to the increased general and administrative expenses was stock-based compensation of $55,000 that was recorded during the nine months ended June 30, 2008. This is a non-cash charge that estimates the value of stock options granted in the period. No stock options were granted in the comparative period.

Occupancy costs increased $13,000 due to the fact that the Company extended their office lease effective January 1, 2007 at a greater per square foot cost that was indicative of the Calgary rental market at that time. Further it was charged for a significant operating cost adjustment pertaining to actual costs in excess of those budgeted by the leasing agent for calendar 2007. Insurance increased over the previous period due to the fact that the Company acquired Directors' and Officers' Liability insurance late in fiscal 2007 for the

4) Operating Results (continued)
first time. The comparatively greater prior year office expenses reflected the administrative demands associated with greater exploration activities and a more significant financing than in the current period. Travel and promotion costs decreased primarily because an investment conference was attended in June, 2007, with no similar conference being attended in fiscal 2008. The investor relations cost of $11,310 in the current period pertained to a one-off email dissemination of the Company's December 13, 2007 news release and the first of a series of payments made to a firm for certain investor relations services. The prior period investor relations costs related to an investor email campaign.

The following summarizes the components of professional fees included in the statement of earnings:

Nine months ended June 30,	2008	2007
Legal and filing fees	$ 9,957	$ 9,171
Audit fees	(155)	(1,213)
Total	$9,802	$ 7,958

Three months ended June 30, 2008 compared to three months ended June 30, 2007
The Company recorded a loss of $60,308 for the three months ended June 30, 2008 and a loss of $66,311 for the three months ended June 30, 2007. The significant variances quarter to quarter that resulted in a decrease in net and comprehensive loss of $6,000 were as follows:

Three months ended June 30	2008	2007	Variance
Interest and other income	$ 3,556	$ 8,639	$ (5,083)
General and administrative expense	(57,205)	(63,265)	6,060
Professional fees	(1,965)	(5,047)	3,082
Other	(4,694)	(6,638)	1,944
Net and comprehensive loss	$ (60,308)	$ (66,311)	$ 6,003

The decline in interest and other income is primarily due to lower average cash balances and declining interest rates. The most significant decrease in general and administrative expenses pertained to a decrease in travel and promotion expenses. The decrease is addressed above under the nine month comparative. The comparatively higher legal fees in 2007 lead to a decline in professional fees from fiscal 2007 to fiscal 2008. Legal services in the comparative period included advising on various flow-through share issues.

5) Liquidity and Capital Resources
The Company's working capital position at June 30, 2008 was $318,000, (September 30, 2007 - $655,000). The large decrease in receivables of $26,000 from September 30, 2007 to June 30, 2008 was primarily attributable to GST credits receivable at September 30, 2007 that pertained to the significant drilling expenditures that were incurred in Saskatchewan in the last quarter of fiscal 2007. Exploration expenditures in the third quarter of fiscal 2008 were significantly less, as were the GST credits associated therewith. Accounts payable at June 30, 2008 were $126,000 higher than the September 30, 2007 balance. There were several significant invoices, associated with the drill program at Meridian, that were outstanding at June 30, 2008 since the program was completed in late June/early July. The Company expended $226,000 cash, on mineral property exploration during the nine months ended June 30, 2008, (2007 - $612,000). Cash operating expenses in excess of interest income aggregated $263,000 during the nine months ended June 30, 2008, (2007 - $200,000). Further, the Company paid $15,000 for the purchase of the gold.ca domain during the current period.

During the nine months ended June 30, 2008, the company received $291,000 net of issue costs pursuant to a private placement. During the comparative period $702,000 net of issue costs was received through a private placement and an $8,000 exploration grant was received. Further, in the comparative period, warrants and options were exercised for aggregate proceeds of $51,000.

5) Liquidity and Capital Resources (continued)

Management believes that there are sufficient funds to finance administrative costs for the year ended September 30, 2008 as well as the fiscal 2008 exploration expenditures of Meridian, Cuprum and Molygarchy. However, additional financing is required in order for the Company to fund fiscal 2009 exploration programs, mineral property acquisition cash commitments and future years' administrative costs. Management is investigating potential equity financings.

6) Contractual Obligations

Effective January 1, 2007, the Company's office lease was extended for five years. The following summarizes annual base lease commitments as at June 30, 2008 for the ensuing five **fiscal** years:

Remainder of	2008	$23,400	2010	$93,500	2012	$23,400
	2009	$93,500	2011	$93,500		

Pursuant to sublease agreements, related companies will be responsible for 69% of the aforementioned payments.

As at June 30, 2008, aggregate unpaid mineral property cash payments and share issuances, by fiscal year required to complete the acquisitions of the CR, Meridian, Gillman, Cuprum, Molygarchy and Black Lake properties are as follows:

Fiscal year of payment	Cash	Common Shares
2009	$100,000	850,000
2010	$100,000	800,000
2011	$ 30,000	150,000
Total	$230,000	1,800,000

The Company can choose to terminate any of these agreements at any time without a requirement for further cash and share payments.

At June 30, 2008, the Company is committed to pay an investment research company $21,375, in three equal installments of $7,125 in each of September, 2008, December, 2008 and March, 2009, in association with their preparation of a research report and investment analysis for the Company.

7) Financing

In June, 2008 the Company closed a non-brokered private placement consisting of 1,500,000 common units, (Units) at a price of $0.10 per Unit and 1,153,845 flow-through common shares at a price of $0.13 per share. Each Unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 per share to June 12, 2010. A cash finders' fee of $1,125 and 7,500 Brokers' Warrants exercisable into one common share at a price of $0.13 per share to June 12, 2010 were issued to registered dealers. The proceeds from the private placement are being used to fund administrative costs and exploration programs in the current year and, to the extent necessary, in fiscal 2009.

On July 31, 2007 the Company closed a non-brokered private placement consisting of 1,852,940 units, (Common Units), at a price of $0.17 per Common Unit and 2,900,000 flow-through units, (FT Units), at a price of $0.20 per FT Unit, for gross proceeds of $895,000. Each Common Unit consisted of one common share, one-half of one Series A common share purchase warrant and one-half of one Series B common share purchase warrant. Each FT Unit consisted of one flow-through share and one Series C common share purchase warrant. Each full Series A warrant may be exercised to acquire one common share at $0.23 per share to July 31, 2008. Each full Series B warrant may be exercised to acquire one common share at $0.40 per share to July 31, 2009. Each Series C warrant may be exercised to acquire one common share at $0.35 per share if purchased by July 31, 2008, or at a price of $0.50 per share if purchased from August 1, 2008 to July 31, 2009. The proceeds of the FT Units must be expended on qualifying exploration expenditures. The proceeds of the Common Units provided working capital and were expended on exploration expenditures. To June 30, 2008, all of the $580,000 flow-through financing had been expended on qualifying exploration.

8) Off-Balance Sheet Transactions

The Company has no off-balance sheet transactions to report.

9) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results			
Interest and other income	$ 34,950	$ 18,441	$ 10,324
Net and Comprehensive Loss	$ (149,620)	$ (436,035)	$ (1,010,806)
Basic and diluted loss per share	$0.00	$(0.02)	$(0.05)
Financial Position			
Working capital	$ 655,146	$ 609,464	$ 509,257
Total assets	$ 2,621,528	$ 1,368,462	$ 1,300,600
Capital Stock	$ 9,146,456	$ 8,133,464	$ 7,651,822
Warrants	$ 433,902	$ 318,529	$ 300,000
Contributed Surplus	$ 500,863	$ 227,334	$ 221,334
Deficit	$(7,524,027)	$(7,374,407)	$(6,938,372)

The large loss in fiscal 2005 was primarily attributable to the write-off of mineral properties aggregating $728,000, (2006 - $263,000, 2007 - $94,000), and the recording of stock option compensation expense of $130,000, (2006 - $6,000, 2007 - $Nil).

10) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30 2008	March 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007	Dec.31 2006	Sept 30 2006
Interest & Other	$ 3,556	$ 4,742	$ 6,825	$ 9,083	$ 8,639	$ 10,324	$ 6,904	$ 9,264
Loss before mineral property write-offs and income tax recoveries	(59,888)	(85,710)	(122,126)	(74,491)	(65,143)	(73,754)	(52,182)	(44,324)
Mineral property write-offs	(420)	-	(1,715)	(12,148)	(1,168)	(2,918)	(77,816)	-
Loss before tax	(60,308)	(85,710)	(123,841)	(86,639)	(66,311)	(76,672)	(129,998)	(44,324)
Future income tax recovery	-	172,000	-	-	-	210,000	-	-
Net and Comprehensive Earnings (Loss)	$(60,308)	$ 86,290	$(123,841)	$(86,639)	$(66,311)	$133,328	$(129,998)	$(44,324)
Basic and diluted earning (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses as well as tax recoveries associated with tax-effecting flow-through shares. Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors.

Stock-based compensation cost of $55,000 contributed to the relatively higher loss in the three months ended December 31, 2007. Interest revenue varies with the amount of invested cash and interest rates. General and administrative expenses are generally higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods.

11) Directors and Officers

Regan Chernish	*Director and President*	Doug Bryan	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Doug Porter	*Director*	Barbara O'Neill	*Corporate Secretary*
Shane Ebert	*Director*		

12) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the nine months ended June 30, 2008:

i) received or accrued $48,000, (2007 - $42,000), from corporations related by virtue of common officers and directors for rent of shared office space and $58,000, (2007 - $34,000), for lease operating and certain administrative expenses.

ii) paid or accrued $109,000, (2007 - $119,000), for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued to a company related by virtue of certain common officers and/or directors $15,000, (2007 - $26,000), for allocated office and secretarial expenses

iv) paid $15,000 to a Company related by one common officer for the purchase of the gold.ca domain name.

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

Directors and officers of the Company subscribed for a total of 50,000 common units and 884,999 flow-through shares that were issued pursuant to the fiscal 2008 private placement described in 7) Financing above.

13) Exploration Expenditures

Refer to note 5 to the financial statements for the schedule of expenditures incurred on the various properties during the nine month periods ended June 30, 2008 and June 30, 2007 respectively.

14) Capital Stock

a) Issued and outstanding

Refer to note 7 to the financial statements for details of issued and outstanding common shares as at June 30, 2008 and transactions during the nine months then ended. During the period from July 1, 2008 to August 27, 2008 the Company did not issue additional shares, nor were there other changes in issued and outstanding shares.

b) Stock Options and Warrants

No options were granted, exercised or cancelled, and none expired during the period from July 1, 2008 to August 27, 2008. During the period from July 1, 2008 to August 27, 2008 no warrants were exercised or issued. During this same period, 926,470 Series A warrants expired without exercise.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The Company is examining various options for advancing the CR property including finding an interested joint venture partner. The Company is awaiting results from its Meridian drill program and geophysical programs on Molygarchy in order to determine its plans for future exploration, and is in the process of investigating financing options.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability for the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.
f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.
g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business.
h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

18) New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company's fiscal 2009 first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

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